SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                   FORM 6-K

                       Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



                        For the month of November, 2004

                              ------------------

                              Rogers Wireless Inc.

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                (Translation of registrant's name into English)


                             ONE MOUNT PLEASANT ROAD
                                  16TH FLOOR
                           TORONTO, ONTARIO M4Y 2Y5
                                    CANADA

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                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F    [X]                  Form 40-F   [ ]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes          [ ]                  No          [X]

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



ROGERS WIRELESS INC.


By:     /s/ Graeme McPhail
        -------------------------------------------------
        Graeme McPhail
        Vice President, Associate General Counsel


Date:  November 12, 2004

                                 EXHIBIT INDEX

Exhibit Number     Description
--------------     -----------

99.1 Press release issued by Rogers Wireless Communications Inc. on November 12, 2004